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                    August 7, 2021

       Peter J. Gordon
       Director
       AB Commercial Real Estate Private Debt Fund, LLC
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: AB Commercial Real
Estate Private Debt Fund, LLC
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 2,
2021
                                                            File No. 000-56320

       Dear Mr. Gordon:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, the filing does not include the financial statements required by Item 13 of Form
10.

                This registration statement will become effective on October 1, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

             Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-
       5833 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Michael Darby